

Mail Stop 3720

August 3, 2009

Mr. Neil A. Berkett
Chief Executive Officer
Virgin Media Inc.
909 Third Avenue, Suite 286
New York, NY 10022

> **Re: Virgin Media Inc.**
> **Virgin Media Investment Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 0-50886 & 333-123959-03**

Dear Mr. Berkett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 40

1. We note that your stock price traded between a high of $16.85 and a low of $3.26 during 2008 but that you use a value of $18.35 as of December 31, 2008 in your Comparison of Cumulative Total Returns on page 41. Please explain to us how you determined the amount of $18.35 based on the ranges in your stock price disclosed on page 40.

Management's Discussion and Analysis, pages 43-85

2. We note that goodwill accounted for 21% of total assets as of December 31, 2008. We also note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note on page 46 that general macroeconomic factors in the U.K. may impact your churn and bad debt expense, along with expenditures by advertisers. We note that you performed your annual goodwill impairment test in the second quarter of 2008 for the Mobile, Virgin Media TV and sit-up reporting units and in the fourth quarter for the Cable reporting unit. As a result of your impairment test of your reporting units and an interim impairment test in September 2008 for the sit-up reporting unit, you determined that a portion of your goodwill balance was not impaired.   Tell us whether you performed subsequent interim impairment tests for the Mobile, Virgin Media TV and sit-up reporting units. If you did not, tell us why, addressing the factors in paragraph 28 of SFAS 142. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required. Also, tell us whether your assumptions for the Cable reporting unit included lower revenues and increased discounting due to competition as discussed on pages 53 and 58.

   In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information in future filings regarding your current segments and supplementally provide us the following information for your segments in place as of December 31, 2008:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

3. We note that as of December 31, 2008, your total market capitalization was less than the book value of your equity. We also note that you utilize a variety of valuation techniques to determine fair value, including market multiples and comparable transactions. Please tell us how you incorporate the enterprise value and the results from the different valuation methodologies in the determination of the fair value of your reporting units.

Form 10-Q – March 31, 2009

Note 11 – Industry segments, page 20

4. We note on that you revised your reportable segments as of January 1, 2009 to be grouped by customer rather than by how you distributed your services. In this regard, tell us how you applied the guidance in SFAS 131 in identifying your operating segments. Tell us the operating segments that you aggregate into your reportable segment and why you believe such aggregation is appropriate. Also, provide us with a copy of all reports provided to the chief operating decision maker.

5. Tell us how the change in your reportable segments impacted your reporting units in the analysis of impairment of goodwill. If your reporting units changed, addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units and tell us what those reporting units are.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director